SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 November 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 24 November 2011 re:  Director/PDMR Shareholding

24 November 2011

LLOYDS BANKING GROUP PLC (THE "COMPANY")

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN THE COMPANY'S ORDINARY SHARES OF 10p EACH ("SHARES")

On 24 November 2011, the Company was notified that on the same date the following transactions took place:

PDMR	Total number of Shares acquired	Price per Share
Sir Win Bischoff	100,000	22.83 pence
David Roberts	110,869	22.42 pence
Tim Tookey	112,000	22.81 pence

This notification is made in accordance with paragraph 3.1.4 (1) (a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transactions took place in the UK. The Shares are listed on the London Stock Exchange.

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0)20 7356 1571
Head of Operations & Reporting, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Corporate Affairs
Sarah Swailes                                                                         +44 (0)20 7661 4639
Media Relations Manager, Group Communications
Email: sarah.swailes@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:   24 November 2011